ANNUAL NOTICE

May 1, 2026

THE VALUEGUARD II INDIVIDUAL & GROUP DEFERRED VARIABLE ANNUITY

Issued by The Guardian Insurance & Annuity Company, Inc.

Separate Account A

This Annual Notice for the ValueGuard II, which includes individual and group single and flexible premium deferred variable annuity contracts offered by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our), provides you with an update of changes to your contract that have occurred since April 25, 2025. In addition, this Annual Notice provides key information about your contract that you should review, including a current list of Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.

The most recent prospectus for the ValueGuard II dated May 1, 2010, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the underlying mutual funds, the most recent audited financial statements of Separate Account A, and other information about the contract online at https://Guardianlife.onlineprospectus.net/Guardianlife/valueguard-ii/?ctype=great_wested_notice. You can also obtain this information at no cost by calling 1-800-830-4147.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved or disapproved the contract or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.

Special Terms Used in This Annual Notice

Accumulation Period

The period between the issue date of the contract and the Annuity Commencement Date.

Accumulation Value

The value of all the accumulation units in the Variable Investment Options and the fixed-rate option that are credited to a contract.

Customer Service Office Contact Center

For telephonic communications: Customer Service Office Contact Center 8:00 a.m. to 7:00 p.m. Eastern Time 1-800-830-4147.

Funds

The open-end management investment companies, each corresponding to a variable investment option.

Mailing Address

For private express mail with tracking number:

Talcott Resolution - Annuity Service Operations

Administrator for your Guardian Annuity Contract

c/o Cognizant, sub-administrator

6716 Grade Ln., Building 9, Suite 910

Louisville, KY 40213

For standard mail delivery without tracking number:

Talcott Resolution - Annuity Service Operations

Administrator for your Guardian Annuity Contract

c/o Cognizant, sub-administrator

P.O. Box 14293

Lexington, KY 40512-4293

Net Premium

A premium paid by the owner to us in accordance with the provisions of the contract, less any applicable annuity taxes.

Variable Investment Options

The Funds underlying the contract are the Variable Investment Options – as distinguished from the fixed-rate option – available for allocations of Net Premium payments and allocation values.

Updated Information About Your Contract

The information in this Annual Notice is a summary of certain contract features that have changed since April 25, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.

There have been changes to the underlying Funds’ information in the Fees, Expenses and Adjustments table and Appendix A that are contained in this Annual Notice.

1

Important Information You Should Consider About The Contract

An investment in the contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees, Expenses, and Adjustments				Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?

Yes.

If you withdraw money from a flexible premium contract, you may be assessed a surrender charge of the lesser of 5% of the total payments made during the 72 months immediately preceding the date of withdrawal or 5% of the total amount withdrawn.

For example, if you make an early withdrawal, you could pay a surrender charge of up to $5,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.

				Financial Information – Contract Costs and Expenses Expense Tables – Transaction Expenses
Are There Transaction Charges?	Yes. In addition to surrender charges, you also may be charged for the following transactions: transfers of cash value between investment options.			Financial Information – Contract Costs and Expenses Expense Tables – Transaction Expenses
Are There Ongoing Fees and Expenses?

Yes.

The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

				Financial Information – Contract Costs and Expenses Expense Tables – annual contract expenses
	Annual Fee	Minimum	Maximum
	Base Contract [1]	1.00%	1.00%
	Investment Options (Fund fees and expenses) [2]	0.50%	1.41%
	Optional benefits available for an additional benefits charge (for a single optional benefit if elected) [1]	0.25%	0.30%
	[1] As a percentage of value in the Separate Account. [2] As a percentage of Fund net assets.
	Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take partial withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $1,869	Highest Annual Cost: $3,164

Assumes:

•

Investment of $100,000

•

5% annual appreciation

•

Least expensive combination of contract class, and Fund fees and expenses

•

No optional benefits

•

No sales charges

•

No additional purchase payments, transfers, or partial withdrawals

Assumes:

•

Investment of $100,000

•

5% annual appreciation

•

Most expensive combination of contract class, optional benefits and Fund fees and expenses

•

No sales charges

•

No additional purchase payments, transfers, or partial withdrawals

2

Risks		Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract, including loss of principal.	Variable Investment Options
Is this a Short-Term Investment?

No.

This contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.

Amounts withdrawn from the contract may result in surrender charges, taxes and tax penalties. Surrender charges may apply up to 72 months following your last premium payment. Surrender charges will reduce the value of your contract if you withdraw money during that time.

The benefits of tax deferral also mean the contract is more beneficial to investors with a long time horizon.

Buying a Contract – The Purchase Process Financial Information – Contract Costs and Expenses
What Are the Risks Associated with the Investment Options?

An investment in this contract is subject to the risk of poor investment performance and can vary based on the investment options available under the contract.

Each investment option, including the fixed-rate option, has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Variable Investment Options Appendix A: Investment Options Available Under the Contract
What Are the Risks Related to the Insurance Company?	An investment in the contract is subject to the risks related to us, as the Insurance Company. Any obligations (including under the fixed-rate option), guarantees, and benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about GIAC, including our financial strength ratings, is available by contacting us at 1-800-830-4147.	The Accumulation Period – The Separate Account
Restrictions		Location in Prospectus
Are There Restrictions on the Investment Options?

Yes.

We reserve the right to impose a charge for transfers among investment options in excess of 12.

We reserve the right to limit the frequency of transfers to not more than once every 30 days.

We may limit transfers based on frequent trading activity.

We reserve the right to remove or substitute the Variable Investment Options that are available as investment options under the contract.

We reserve the right to discontinue the fixed-rate option at any time.

The fixed-rate option may not be available in your state.

There are limitations on the number and amount of transfers into and out of the fixed-rate option.

We reserve the right to suspend, discontinue or otherwise restrict the availability of the fixed-rate option for additional premium payments and/or transfers.

You may choose to invest in a maximum of 20 of the Variable Investment Options or 19 of the Variable Investment Options and the fixed-rate option, if available, at any time.

During the annuity period, if you have a variable annuity payout option you transfers among the Variable Investment Options are limited to once each month.

The Accumulation Period Transfers Variable Investment Options Fixed-rate option

3

Restrictions		Location in Prospectus
Are There any Restrictions on Contract Benefits?

Yes.

Withdrawals may reduce the value of benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.

The enhanced death benefit riders are available at certain times through special programs for contracts that have annuitants that are under age 75 at the time the rider is issued.

Other Contract Features Benefits Under the Contract Distributions on death Enhanced death benefit riders Earnings benefit rider Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider
Taxes		Location in Prospectus
What Are the Contract’s Tax Implications?

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account, you do not get any additional tax deferral.

You will generally not be taxed on increases in the value of the contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1⁄2.

Financial Information – Federal Tax Matters
Conflicts of Interest		Location in Prospectus
How Are Investment Professionals Compensated?	Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend continued investment in this contract over another investment for which the investment professional is not compensated or compensated less.	Your Rights and Responsibilities – Distribution of the Contract
Should I Exchange My Contract?	If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate your existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Buying a Contract Tax-Free ‘Section 1035’ Exchanges

4

Appendix A: Investment Options Available Under the Contract

The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://Guardianlife.onlineprospectus.net/Guardianlife/valueguard-ii/?ctype=great_wested_notice. You can also request this information at no cost by calling the Customer Service Office Contact Center at 1-800-830-4147. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Funds available for individual variable annuity contracts.

			As of December 31, 2025
Type/Investment Objectives	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio (Class B) AllianceBernstein, L.P.	1.20%	6.03%	3.02%	9.80%
Long-term growth of capital.	Davis Financial Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	0.75%	29.12%	18.15%	12.94%
Total return through a combination of growth and income.	Davis Real Estate Portfolio Davis Selected Advisers, LP Davis Selected Advisers- NY, Inc.	1.00%	-5.71%	2.61%	4.04%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500.	Fidelity VIP Equity-Income Portfolio (Service Class 2) Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.71%	18.75%	12.23%	11.32%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity VIP Government Money Market Portfolio (Service Class 2)[1] Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.50%	3.86%	2.90%	1.83%

5

			As of December 31, 2025
Type/Investment Objectives	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Seeks to provide capital growth.	Fidelity VIP Growth Opportunities Portfolio (Service Class) Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.66%	21.89%	11.20%	19.82%
Seeks long-term growth of capital.	Fidelity VIP Mid Cap Portfolio (Service Class) Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.55%	11.75%	10.10%	10.59%
The Fund seeks capital appreciation.	Guardian All Cap Core VIP Fund Park Avenue Institutional Advisers LLC Massachusetts Financial Services Company	0.83%	12.25%	N/A	N/A
The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.	Guardian Balanced Allocation VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.91%	12.92%	N/A	N/A
The Fund seeks to provide a high level of current income and capital appreciation without undue risk to principal.	Guardian Core Fixed Income VIP Fund Park Avenue Institutional Advisers LLC FIAM LLC	0.52%	6.61%	N/A	N/A
The Fund seeks a high level of current income consistent with growth of capital.	Guardian Equity Income VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.55%	14.76%	N/A	N/A
The Fund seeks capital appreciation.	Guardian Integrated Research VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.84%	14.65%	12.63%	N/A

6

			As of December 31, 2025
Type/Investment Objectives	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
The Fund seeks to maximize long-term growth.	Guardian Large Cap Disciplined Growth VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.87%	16.99%	12.01%	N/A
The Fund seeks to preserve principal and meet liquidity needs while maximizing total return.	Guardian Short Duration Bond VIP Fund Park Avenue Institutional Advisers LLC Allspring Global Investments, LLC	0.45%	5.35%	N/A	N/A
The Fund seeks capital appreciation.	Guardian Strategic Large Cap Core VIP Fund Park Avenue Institutional Advisers LLC AllianceBernstein L.P.	0.92%	11.76%	N/A	N/A
The Fund’s investment objective is to seek capital growth.	Invesco V.I. American Franchise Fund (Series I) Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
The Fund’s investment objectives are both capital appreciation and current income.	Invesco V.I. Equity and Income Fund (Series I) Invesco Advisers, Inc.	0.57%	12.81%	8.94%	8.92%
The Fund’s investment objective is total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund (Series II) Invesco Advisers, Inc.	0.95%	6.95%	-0.22%	1.34%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio (Institutional Shares) Janus Henderson Investors US LLC	0.72%	7.67%	7.62%	12.79%
Seeks long-term growth of capital.	Janus Henderson Forty Portfolio (Institutional Shares) Janus Henderson Investors US LLC	0.62%	18.14%	11.65%	16.24%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio (Institutional Shares) Janus Henderson Investors US LLC	0.82%	20.92%	12.51%	12.93%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio (Institutional Shares) Janus Henderson Investors US LLC	0.82%	18.39%	14.11%	15.88%

7

			As of December 31, 2025
Type/Investment Objectives	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Seeks capital appreciation.	MFS® Growth Series (Initial Class) Massachusetts Financial Services Company	0.73%	12.19%	11.10%	15.60%
Seeks capital appreciation.	MFS® New Discovery Series (Initial Class) Massachusetts Financial Services Company	0.87%	12.96%	-0.28%	10.74%
Seeks total return.	MFS® Total Return Series (Initial Class) Massachusetts Financial Services Company	0.61%	11.16%	6.42%	7.63%
Seeks long-term capital growth. Under normal market conditions, the fund invests primarily in equity securities of companies located anywhere in the world, including developing markets.	Templeton Growth VIP (Class 2 Shares) Templeton Global Advisors Limited	1.12%	23.83%	7.95%	7.04%

[1]	There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset-based separate account charges, the yield on this investment account may become low and possibly negative.

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2010, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this notice.

EDGAR Contract ID: C000023889

8